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New financing package for Orbital's JV Synerject

PERTH AUSTRALIA Orbital Corporation Limited today announced that Synerject LLC its 50:50 joint venture with Siemens VDO Automotive Corporation (Siemens) has established new financing arrangements with the SunTrust Banks Inc (USA). This will provide replacement for existing funding arrangements which mature on 30 September 2006 and support the future working capital needs of Synerject. The package consists of an US$8 million term loan to be amortized over 4 years and US$3 million line of credit to be drawn as and when required. There are no parent company guarantees provided to SunTrust Bank.

In conjunction with the banking arrangements, Orbital and Siemen's have agreed to each contribute US$2 million additional share capital, with Orbital providing its capital contribution out of cash reserves. This will result in Synerject's equity increasing to approximately US$12 million by 30 June 2006 and Synerject's debt and cash balances will be US$8 million and approximately US$4 million respectively. Synerject's net debt to equity ratio will be approximately 33% and Synerject's cash, together with the available line of credit provides Synerject with US$7 million for future growth. In addition it has been agreed that Synerject will adopt a policy to pay dividends of 45% of profit after tax to its parent companies on a semi-annual basis commencing with the half year ending 31 December 2006.

"These new finance arrangements for Synerject are a critical step to remove any customer concerns about the financial strength of Synerject as well as ensuring they are better positioned to invest in the future growth of the company" said Orbital's CEO Dr. Rod Houston. "Synerject have begun a new phase of growth in Asia with the launch of the manufacturing line for their new engine management system and the setting up of a new engineering centre, both in China. Major new customers have been identified in both China and India and work has already begun on a number of new motorcycle applications which will utilise Synerject products. The overall strategy for Synerject is targeting revenue of more than A$250m by 2010 and this refinance package is one of the key building blocks to ensure this target is met".

As previously announced, Orbital and Siemens each contributed additional businesses to Synerject in 2003 to support the restructure of Synerject. As part of that restructure the relative performance of the contributed businesses are to be assessed for the 3 years ending 30 June 2006 and the percentage ownership of Synerject will be recalculated based upon this assessment. The change determined by this process is capped at 10 percentage points ie. a Synerject ownership ratio of 40:60, however the owner with the smaller ratio has an option to maintain 50% ownership by purchase of Synerject shares for $400k for each 1% (option value).

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The assessment of the contributed business performance will not be completed until August 2006 however the parties anticipate that due to the stronger performance of the non-automotive systems business contributed by Siemens, the option, if exercised, may be valued as high as $4 million and will be payable by Orbital to Siemens. However as part of this new refinancing package, it has been agreed by Orbital and Siemens that the entitlement to exercise this option will be extended by 2 years and during this period the present 50:50 ownership will continue unchanged.

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"We are very happy with the support and commitment of Siemens VDO in this joint venture and I am pleased with the outcome of these new arrangements" said Orbital's CEO Dr Rod Houston. "Synerject has performed particularly well for a number of years and is now sufficiently mature to secure the financial capacity to take advantage of its future growth potential. The dividend policy now in place will also add to Orbital's cashflow starting in the 2007 financial year and I believe our shareholders will continue to benefit significantly from this valuable joint venture".

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Stephane Tagliante, Synerject's CEO added "All Synerject's business sectors are performing well, including the recently announced Delavan acquisition. We are pleased that the ownership and financial support of Synerject has been settled for the foreseeable future and look forward to continuing to work closely with both parents during the next stage of development of Synerject"

"Synerject is very important to the future of Orbital." added Dr Houston.

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company's Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

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Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region. Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).